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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                 ---------------

PARKER & PARSLEY 82-I, LTD.      PARKER & PARSLEY 86-C, LTD.                       PARKER & PARSLEY 89-A, L.P.
PARKER & PARSLEY 82-II, LTD.     PARKER & PARSLEY 87-A, LTD.                       PARKER & PARSLEY 90-A, L.P.
PARKER & PARSLEY 83-A, LTD.      PARKER & PARSLEY 87-B, LTD.                       PARKER & PARSLEY 90-B, L.P.
PARKER & PARSLEY 83-B, LTD.      PARKER & PARSLEY PRODUCING PROPERTIES 87-A, LTD.  PARKER & PARSLEY 90-B CONV., L.P.
PARKER & PARSLEY 84-A, LTD.      PARKER & PARSLEY PRODUCING PROPERTIES 87-B, LTD.  PARKER & PARSLEY 90-C, L.P.
PARKER & PARSLEY 85-A, LTD.      PARKER & PARSLEY 88-A, L.P.                       PARKER & PARSLEY 90-C CONV., L.P.
PARKER & PARSLEY 85-B, LTD.      PARKER & PARSLEY 88-B, L.P.                       PARKER & PARSLEY 91-A, L.P.
PARKER & PARSLEY 86-A, LTD.      PARKER & PARSLEY PRODUCING PROPERTIES 88-A, L.P.  PARKER & PARSLEY 91-B, L.P.
PARKER & PARSLEY 86-B, LTD.

                              (Name of the Issuer)

                       PIONEER NATURAL RESOURCES USA, INC.
                      (Name of Person(s) Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)



            Scott D. Sheffield                            WITH COPIES TO:
   Pioneer Natural Resources USA, Inc.                   Robert L. Kimball
        1400 Williams Square West                     Vinson & Elkins L.L.P.
        5205 North O'Connor Blvd.                    3700 Trammell Crow Center
           Irving, Texas 75039                           2001 Ross Avenue
              (972) 444-9001                           Dallas, Texas  75201
                                                          (214) 220-7700


   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a.  [X]   The filing of solicitation materials or an information
                   statement subject to Regulation 14A, Regulation 14C, or Rule
                   13e-3(c) under the Securities Exchange Act of 1934.
         b.  [ ]   The filing of a registration statement under the Securities
                   Act of 1933.
         c.  [ ]   A tender offer.
         d.  [ ]   None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
  Transaction Valuation (1)                           Amount of Filing Fee (2)
  -------------------------                           ------------------------

        $47,500,000                                            $9,500

[X]      Check box if any part of the fee is offset as provided by Rule 0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $9,500
Form or registration no.:  Schedule 14A - Preliminary Proxy Statement
Filing Party:              Pioneer Natural Resources USA, Inc.
Dated filed:               __________, 1999

         (1) For purposes of calculating the fee only. The transaction value is based on the payment of approximately $47,500,000 by Pioneer Natural Resources USA, Inc. to the partners of participating limited partnerships, other than Pioneer USA, assuming 100% participation by those partnerships in the mergers.
         (2) One fiftieth of one percent of the transaction value.

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                                  INTRODUCTION

         This statement is filed by Pioneer Natural Resources USA, Inc., a Delaware corporation and the affiliate of the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction ("Pioneer USA"). Pioneer USA, its parent company Pioneer Natural Resources Company and 25 publicly-held limited partnerships in which Pioneer USA serves as general partner (the "Partnerships"), have entered into an agreement and plan of merger dated _______, 1999 (the "Merger Agreement"). Under the Merger Agreement, the Partnerships will be merged with and into Pioneer USA and the partners of each Partnership, other than Pioneer USA, will be entitled to receive an amount of cash based on the Partnership's merger value. The merger value of each Partnership is equal to its reserve value and its net working capital, in each case as of June 30, 1999.

         Concurrently with the filing of this statement, Pioneer USA is filing a preliminary proxy statement with the Securities and Exchange Commission relating to the solicitation of proxies for a special meeting of limited partners of the Partnerships to be held to vote on a proposal to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement. A copy of the proxy statement is attached as Exhibit A hereto and is incorporated herein by reference in its entirety. The cross reference sheet which follows shows the location in the proxy statement of the information required to be included in response to the items of this statement.


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                              CROSS REFERENCE SHEET

              (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)


          SCHEDULE 13E-3 ITEM NUMBER AND CAPTION                          CAPTION IN PROXY STATEMENT
          --------------------------------------                          --------------------------
Item 1.  Issuer and Class of Security Subject to the
         Transaction
(a)....................................................... Notice of Special Meeting of Limited Partners;
                                                           Summary

(b)....................................................... The exact title of the securities subject to the Rule 13e-
                                                           3 transaction are limited partnership interests.
                                                           Appendix A, Table 1

(c)....................................................... Summary -- Benefits to the Limited Partners --
                                                           Liquidity

(d)....................................................... Summary -- Benefits to the Limited Partners --
                                                           Acceleration of Value from Distributions; Appendix A,
                                                           Tables 4 and 6
(e)....................................................... *

(f)....................................................... Risk Factors -- Repurchase Rights Terminate on
                                                           Completion of the Mergers; Appendix A, Table 7

Item 2.  Identity and Background                           This statement is filed by Pioneer USA, which is an
                                                           affiliate of the issuer of the class of equity securities
                                                           that is the subject of the Rule 13e-3 transaction.
                                                           Pioneer USA is incorporated in Delaware and is
                                                           engaged in the business of exploring for and producing
                                                           oil and gas.  Its principal executive offices are located
                                                           at 1400 Williams Square West, 5205 North O'Connor
                                                           Blvd., Irving, Texas 75039.

(a)....................................................... Management

(b)....................................................... Management

(c)....................................................... Management

(d)....................................................... Management

(e) and (f)............................................... None of the persons with respect to whom information is provided in response to this Item was, during the last
                                                           five years, convicted in a criminal proceeding
                                                           (excluding traffic violations or similar misdemeanors)
                                                           or was, during the last five years, a party to a civil
                                                           proceeding of a judicial or administrative body of
                                                           competent jurisdiction and as a result of such
                                                           proceeding was or is subject to a judgment, decree or
                                                           final order enjoining further violations of, or
                                                           prohibiting activities subject to, federal or state
                                                           securities laws or finding any violation of such laws.

(g)....................................................... Each of the natural persons with respect to whom information is provided in response to this Item is a
                                                           United States citizen.

--------------------------
         *        Inapplicable or answer negative
         +        To be filed by amendment


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

          SCHEDULE 13E-3 ITEM NUMBER AND CAPTION                          CAPTION IN PROXY STATEMENT
          --------------------------------------                          --------------------------
Item 3.  Past Contacts, Transactions or
         Negotiations
(a)(1).................................................... *

(a)(2).................................................... Special Factors -- Background of the Mergers

(b)....................................................... Special Factors -- Background of the Mergers

Item 4.  Terms of the Transaction

(a)....................................................... Summary; The Mergers; The Merger Agreement

(b)....................................................... The Special Meetings -- Record Date; Voting Rights
                                                           and Proxies; -- Required Vote; Broker Non-Votes

Item 5.  Plans or Proposals of the Issuer or               Upon the consummations of the proposed Rule 13e-3
         Affiliate                                         transaction (the mergers), the separate existence of the
                                                           participating limited partnerships will cease.

(a)....................................................... *

(b)....................................................... Transactions Among the Partnerships, Pioneer, Pioneer
                                                           USA and Their Directors and Officers

(c)....................................................... *

(d)....................................................... *

(e)....................................................... *

(f)....................................................... The Mergers -- Termination of Registration and
                                                           Reporting Requirements

(g)....................................................... The Mergers -- Termination of Registration and
                                                           Reporting Requirements
Item 6.  Source and Amounts of Funds or
         Other Consideration
(a)....................................................... The Mergers -- Source of Funds

(b)....................................................... The Mergers -- Payment of Expenses

(c)....................................................... The Mergers -- Source of Funds

(d)....................................................... *

Item 7.  Purpose(s), Alternatives, Reasons and
         Effects

(a)....................................................... Special Factors -- Reasons for the Mergers

(b)....................................................... Special Factors -- Alternative Transactions to the
                                                           Mergers

(c)....................................................... Special Factors -- Background of the Mergers; --
                                                           Reasons for the Mergers

(d)....................................................... Summary -- Benefits to the Limited Partners; The
                                                           Mergers -- General; -- Distribution of Cash
                                                           Consideration; -- Material U.S. Federal Income Tax
                                                           Consequences; -- Accounting Treatment; -- No
                                                           Appraisal or Dissenter Rights

-------------------
         *   Inapplicable or answer negative
         +   To be filed by amendment


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

          SCHEDULE 13E-3 ITEM NUMBER AND CAPTION                          CAPTION IN PROXY STATEMENT
          --------------------------------------                          --------------------------
Item 8.  Fairness of the Transaction

(a)....................................................... Special Factors -- Recommendation of Pioneer USA

(b)....................................................... Special Factors -- Reasons for the Mergers; --
                                                           Recommendation of Pioneer USA; -- Fairness
                                                           Opinion; -- Alternative Transactions to the Mergers

(c)....................................................... The Special Meetings -- Record Date; Voting Rights
                                                           and Proxies; -- Required Vote, Broker Non-Votes

(d)....................................................... Risk Factors -- You Were Not Independently
                                                           Represented in Establishing the Terms of the Mergers;
                                                           Special Factors -- Fairness Opinion

(e)....................................................... Special Factors -- Recommendation of Pioneer USA;
                                                           Interests of Pioneer, Pioneer USA and Their Directors
                                                           and Officers -- Conflicting Duties of Pioneer USA,
                                                           Individually and as General Partner

(f)....................................................... *

Item 9.  Reports, Opinions, Appraisals and
         Certain Negotiations

(a)....................................................... Special Factors -- Fairness Opinion

(b)....................................................... Special Factors -- Fairness Opinion

(c)....................................................... A copy of the opinion of Robert A. Stanger & Co., Inc.
                                                           is attached as Appendix C to the Proxy Statement.

Item 10.          Interest in Securities of the Issuer

(a)....................................................... Ownership of Partnership Interests

(b)....................................................... *

Item 11.          Contracts, Arrangements or               *
                  Understandings with Respect to the
                  Issuer's Securities

Item 12.          Present Intention and
                  Recommendation of Certain Persons
                  with Regard to the Transaction

(a)....................................................... Special Factors -- Reasons for the Mergers; --
                                                           Recommendation of Pioneer USA; The Special
                                                           Meetings -- Time and Place; Purpose

(b)....................................................... Special Factors -- Reasons for the Mergers; --
                                                           Recommendation of Pioneer USA

Item 13.          Other Provisions of the Transaction

(a)....................................................... The Mergers -- No Appraisal or Dissenter Rights

(b)....................................................... Special Factors -- Fairness Opinion; The Mergers --
                                                           Opinion of Limited Partners' Counsel

(c)....................................................... *

------------

    *  Inapplicable or answer negative
    +  To be filed by amendment


                                       -5-

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

          SCHEDULE 13E-3 ITEM NUMBER AND CAPTION                          CAPTION IN PROXY STATEMENT
          --------------------------------------                          --------------------------
Item 14.          Financial Information

(a)(1).................................................... Information supplements for each partnership

(a)(2).................................................... Information supplements for each partnership

(a)(3).................................................... *

(a)(4).................................................... Information supplements for each partnership

(b)....................................................... *

Item 15.          Persons and Assets Employed,
                  Retained or Utilized

(a)....................................................... *

(b)....................................................... The Special Meetings -- Solicitation of Proxies

Item 16.          Additional Information                   See the Proxy Statement.

Item 17.          Material to be Filed as Exhibits         Exhibit List

(a)....................................................... Exhibit 10.1. Credit Facility from which funds to pay limited partners will be borrowed.

(b)....................................................... Exhibit 99.1. Opinion of Robert A. Stanger & Co., Inc.
                                                           dated _______, 1999 (attached to the Proxy Statement
                                                           as Appendix C).

(c)....................................................... *

(d)....................................................... Exhibit 99.2. Preliminary copies of Notice of Special
                                                           Meetings of Limited Partners and Proxy Statement
                                                           dated _________, 1999 for the Special Meetings of
                                                           Limited Partners to be held on or about December ___,
                                                           1999.

(e)....................................................... *

(f)....................................................... + Proxy solicitor agreement

-----------------
   *  Inapplicable or answer negative
   +  To be filed by amendment


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date: September 8, 1999
                                                   -----------------------------


                                              By: /s/ MARK L. WITHROW
                                                  ------------------------------
                                                      MARK L. WITHROW, Executive
                                                      Vice President, General
                                                      Counsel and Secretary
                                                      of Pioneer Natural
                                                      Resources USA, Inc.


                                       -7-
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                                        INDEX TO EXHIBITS

   Exhibit            Description
   -------            ------------
    10.1              Credit Facility from which funds to pay limited partners
                      will be borrowed.

    99.2 Preliminary copies of Notice of Special Meetings of Limited Partners and Proxy Statement dated __________,
                      1999 for the Special Meetings of Limited Partners to be held on or about December __________, 1999.